UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Resignation of Chief Financial Officer and Director

On July 31, 2026, Mr. Tang Chak Ming notified the board of directors (the “Board”) of Everbright Digital Holding Limited (the “Company”) of his resignation from his positions as Chief Financial Officer and director of the Company, effective immediately. Mr. Tang’s resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company has commenced a search for a successor Chief Financial Officer and intends to furnish a report on Form 6-K once a successor Chief Financial Officer has been appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2026	Everbright Digital Holding Limited

	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

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